CALCULATION OF REGISTRATION FEE

Class of securities registered	Aggregate offering price	Amount of registration fee(1)
Senior Debt Securities	$2,250,000,000	$88,425.00

(1)	The registration fee is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r) and, in accordance with Rule 457(o), is calculated on the aggregate price of all securities.

Filed pursuant to Rule 424(b)(5)

SEC File No.333-135136

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 19, 2006)

$2,250,000,000

$250,000,000

5.00% Senior Notes due 2010

$500,000,000

5.75% Senior Notes due 2013

$1,000,000,000

6.50% Senior Notes due 2018

500,000,000

6.75% Senior Notes due 2037

This is an offering by XTO Energy Inc. of $250,000,000 of 5.00 % Senior Notes due 2010, $500,000,000 of 5.75 % Senior Notes due 2013, $1,000,000,000 of 6.50 % Senior Notes due 2018 and $500,000,000 of 6.75% Senior Notes due 2037. Interest is payable on the notes due 2010 and 2037 on February 1 and August 1 of each year, beginning February 1, 2009, and on the notes due 2013 and 2018 on June 15 and December 15 of each year, beginning December 15, 2008. The notes will mature on August 1, 2010, December 15, 2013, December 15, 2018, and August 1, 2037.

The notes due 2037 offered hereby constitute a further issuance of the $950,000,000 aggregate principal amount of the 6.75% Senior Notes due 2037 we originally issued on July 19, 2007 and subsequently re-opened on August 24, 2007. This series of notes offered hereby will form a single series with those notes having the same maturity issued on July 19, 2007 and August 24, 2007. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes of the series upon settlement.

We may redeem all or part of the notes at any time at a price of 100% of their principal amount plus a make-whole premium applicable to a particular series of notes and accrued and unpaid interest to the redemption date. Redemption prices are set forth under “Description of Senior Debt Securities—Redemption—Optional Redemption” in the accompanying prospectus and “Description of the Notes—Certain Definitions” beginning on page S-15 of this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt and senior to any future subordinated unsecured debt that we may incur.

Investing in the notes involves risks. “Risk Factors” begin on page S-4.

	Per Note Due 2010	Total	Per Note Due 2013	Total	Per Note Due 2018	Total	Per Note Due 2037	Total
Public Offering Price	99.988%	$249,970,000	99.931%	$499,655,000	99.713%	$997,130,000	94.391%	$471,955,000
Underwriting Discount	0.300%	$750,000	0.600%	$3,000,000	0.650%	$6,500,000	0.875%	$4,375,000
Proceeds before expenses to XTO Energy	99.688%	$249,220,000	99.331%	$496,655,000	99.063%	$990,630,000	93.516%	$467,580,000

Interest will accrue on the notes due 2037 from August 1, 2008 and on the other three series of notes from August 7, 2008 to the date of delivery.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers Inc., on behalf of the underwriters, expects to deliver the notes on or about August 7, 2008.

Joint Book-Running Managers

LEHMAN BROTHERS	BANC OF AMERICA SECURITIES LLC

JEFFERIES & COMPANY	WACHOVIA SECURITIES	BNP PARIBAS
(2010 Notes)	(2010 Notes)	(2013 Notes)

SUNTRUST ROBINSON HUMPHREY	DEUTSCHE BANK SECURITIES	CREDIT SUISSE
(2013 Notes)	(2018 Notes)	(2018 Notes)

RBS GREENWICH CAPITAL	BARCLAYS CAPITAL	MORGAN STANLEY
(2037 Notes)	(2037 Notes)	(2037 Notes)

CITI	JPMORGAN	MERRILL LYNCH & CO.	UBS INVESTMENT BANK

BBVA SECURITIES	BMO CAPITAL MARKETS	BNY MELLON CAPITAL MARKETS, LLC
COMERICA SECURITIES	DNB NOR MARKETS	FORTIS SECURITIES LLC
LAZARD CAPITAL MARKETS	NATIXIS BLEICHROEDER INC.	PIPER JAFFRAY
TUDOR, PICKERING, HOLT & CO.		WELLS FARGO SECURITIES

August 4, 2008

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures regarding the notes and additional disclosures that would pertain if at some time in the future we were to offer common stock. Accordingly, the accompanying prospectus contains information that does not apply to this offering.

If the description of this offering in this prospectus supplement varies from statements in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLES OF CONTENTS

Prospectus Supplement

i

XTO ENERGY INC.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development and exploitation of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986 and believe that we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through strategic acquisitions of producing properties, followed by aggressive development and exploration activities and acquisitions of additional interests in or near these properties. We expect growth in the immediate future to continue through a combination of acquisitions and development.

Our proved reserves are principally located in relatively long-lived fields that are geographically diversified in several core, productive basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Wyoming, Colorado, Alaska, Utah, Louisiana, Mississippi, Montana, North Dakota, Pennsylvania, and West Virginia. While the properties are geographically diversified, the major producing fields are concentrated within core areas, allowing for substantial economies of scale in production and cost-effective application of reservoir management techniques developed through prior operations.

We fund our acquisition and development activities with cash flow from operations, our commercial paper program, public and private offerings of equity and debt securities, our bank credit facilities and asset sales. We may reevaluate our budget and drilling programs based upon available capital, significant changes in oil and natural gas prices, costs of materials, drilling results and planned and future acquisitions. Our ability to achieve production goals will depend on the success of drilling programs or, if property acquisitions are made in place of a portion of the drilling programs, the success of those acquisitions.

Recent Developments

Common Stock Offering

In July 2008, we sold 26.0 million shares of common stock in a public offering at a price of $48.00 per share. On August 1, 2008, the underwriters exercised their option to purchase an additional 3.9 million shares, which is expected to close on August 6, 2008, subject to customary closing conditions. We will receive total net proceeds of approximately $1.4 billion, which will be used to fund our recently completed and pending property acquisitions and to repay indebtedness under our commercial paper program.

Amended Credit Facilities

In July 2008, we increased the borrowing capacity under our revolving credit agreement with commercial banks to $2.84 billion. We are currently in the process of increasing the availability under our commercial paper program from $2.5 billion to $2.84 billion.

Acquisitions

In July 2008, we purchased producing properties, leasehold acreage and gathering infrastructure in the Marcellus Shale of western Pennsylvania and West Virginia from Linn Energy, LLC for approximately $600 million, subject to typical post-closing adjustments. Our internal engineers estimate proved reserves on the properties to be approximately 145 billion cubic feet of natural gas equivalent with production of approximately 25 million cubic feet of natural gas equivalent per day.

In July 2008, we purchased producing properties and 352,000 net acres in the Bakken Shale of Montana and North Dakota from Headington Oil Company LLC for approximately $1.8 billion, consisting of $1.05 billion of cash and 11,742,391 shares of our common stock. The acquisition price is subject to typical post-closing adjustments. Our internal engineers estimate proved reserves on the properties to be 68 million barrels of oil equivalent, of which 60% are proved developed, with production of about 10,000 barrels of oil equivalent per day. In addition, we have agreed to acquire 100,000 net undeveloped acres in the Bakken Shale in separate transactions for $115 million.

In June 2008, we agreed to acquire privately held Hunt Petroleum Corporation and other associated entities for $4.186 billion, consisting of $2.6 billion of cash and 23.5 million shares of our common stock. The acquisition price is subject to typical closing and post-closing adjustments, but the number of shares of our common stock to be issued is not subject to adjustment. Closing of the acquisition is scheduled on or before September 3, 2008, and is subject to various closing conditions. See “Risk Factors—Risks Related to Our Business—The pending acquisitions may not occur as expected or at all.” Approximately 70% of the reserves are concentrated in our Eastern Region in East Texas and in central and northern Louisiana, with an additional 28% of reserves located both on shore and offshore along the Gulf Coast of Texas, Louisiana, Mississippi and Alabama. Our internal engineers estimate proved reserves on the properties to be 1.052 trillion cubic feet of natural gas equivalent, of which 62% are proved developed. At closing, we expect to add daily production of 197 million cubic feet of natural gas, 8,500 barrels of oil and 2,300 barrels of natural gas liquids.

In July 2008, we announced $1.3 billion of additional producing property and leasehold acquisitions from multiple parties, of which $1 billion were completed during the second quarter. From the producing properties, our internal engineers estimate proved reserves to be 185 billion cubic feet of natural gas equivalent, of which 60% are proved developed, with production of approximately 20 million cubic feet of natural gas equivalent per day starting July 1, 2008. We added more than 280,000 undeveloped net acres, primarily in the Marcellus and Fayetteville shales.

In July 2008, we entered into an agreement to acquire 12,900 net acres in the Barnett Shale for approximately $800 million. The acquisition price is subject to typical closing and post-closing adjustments. Closing of this acquisition is scheduled for early October 2008, and is subject to customary closing conditions and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Our internal engineers estimate proved reserves to be in excess of 300 billion cubic feet of natural gas equivalent, of which about 25% are proved developed. The acquisition will initially add production of approximately 35 million cubic feet of natural gas equivalent per day.

The total cost of all our completed and pending (as announced) acquisitions to date in 2008 is approximately $10.6 billion. In aggregate, our internal engineers estimate that proved reserves for these acquisitions total approximately 2.3 trillion cubic feet of natural gas equivalent and estimate production of approximately 440 million cubic feet of natural gas equivalent per day. The acquisitions add significant net acreage: 30,000 acres in the Barnett Shale, 170,000 acres in the Fayetteville Shale, 450,000 acres in the Bakken Shale, 280,000 acres in the Marcellus Shale, 65,000 acres in the Haynesville Shale, 80,000 acres in the Woodford Shale, 300,000 acres in our Eastern Region, 230,000 acres in the Gulf Coast and Gulf of Mexico area, and 300,000 acres in the North Sea.

2008/2009 Production Growth and Budget Estimates

We recently increased our 2008 target for annual production growth to at least 29%. This includes the effect of all our completed and pending (as announced) acquisitions. Based on volume projections for next year, we have established a 22% annual production growth target for 2009.

We increased our 2008 budget for development and exploration expenditures to $3.5 billion. Budgeted expenditures for construction of pipeline infrastructure, compression and processing facilities increased to $600 million. We also announced a preliminary 2009 development budget of $4.6 billion and $700 million for construction of pipeline infrastructure, compression and processing facilities.

Hedging

We have entered into natural gas and crude oil futures contracts and swap agreements that effectively fix prices for the production and periods shown below. Prices to be realized for hedged production may be less than these fixed prices because of location, quality and other adjustments.

Natural Gas Production Period		Average Mcf per Day	Weighted Average NYMEX Price per Mcf
2008	July to December	1,357,772	$8.68
2009	January to December	522,500	$10.03
2010	January to December	100,000	$10.27

Crude Oil Production Period		Average Bbls per Day	Weighted Average NYMEX Price per Bbl
2008	July to December	45,367	$93.62
2009	January to December	35,000	$126.17
2010	January to December	20,000	$132.95

RISK FACTORS

Our material risks are described below. In addition to the other information set forth elsewhere in this prospectus supplement, the prospectus or the documents incorporated by reference, the following factors relating to XTO Energy should be considered carefully in deciding whether to purchase any notes.

Risks Related to Our Business

Factors that could have a material adverse effect upon our business, financial condition and results of operations are set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007. Additional factors are set forth below.

The pending acquisitions may not occur as expected or at all.

This offering is not conditioned on the closing of any of our pending acquisitions. The closings may not occur as expected or at all. Closing conditions, some of which are not customary, must be satisfied. Additionally, the purchase prices are subject to closing and post-closing adjustments, or some portion of the assets may be subject to third party rights of first refusal, which may be exercised. As a result, it is not possible to ascertain the final purchase prices as of the date of this prospectus supplement. Failure to satisfy closing conditions within certain time periods may give rise to our rights or the rights of sellers to terminate the transaction. Failure to close the pending acquisitions as expected, or a substantial delay in closing, could impact our production growth targets and future earnings.

Our pending acquisition of Hunt Petroleum Corporation and related entities is subject to several closing conditions, including the completion of a series of reorganization transactions by Hunt Petroleum and affiliated entities to facilitate the acquisition, the receipt by Hunt Petroleum of a favorable federal income tax opinion that the reorganization transactions qualify as a reorganization under the Internal Revenue Code, and other closing conditions customary in oil and gas acquisition transactions.

A member of the H.L. Hunt family previously filed a lawsuit in Texas state district court in November 2007 against the trustee of certain Hunt family trusts and other parties, seeking various remedies, including an injunction against the sale of Hunt Petroleum and other associated entities. This case was removed to federal district court in Dallas, Texas. The plaintiff filed an amended complaint on July 17, 2008. The amended complaint makes certain allegations regarding the adequacy of the purchase price to be paid by us for Hunt Petroleum and related entities. The amended complaint also renewed requests to enjoin further action by the trustee or other defendants to sell Hunt Petroleum. Neither we nor Hunt Petroleum has been made a party to the lawsuit.

Estimates of proved reserves, future development costs and production for our pending and recently completed acquisitions may not be as reliable as estimates for our other properties and could be subject to revision when we have more information.

Our pending and recently completed acquisitions of producing properties may not be as financially or operationally successful as originally contemplated. We have made estimates of proved reserves, future development costs, levels of initial production and targeted production growth attributable to the pending and recent acquisitions based on more limited information than we have available for our other assets that we have owned for longer periods. These estimates may be subject to revision once we have more information and spend more time in the operation of these properties. Our internal estimates also have not been reviewed by independent engineers and our estimates could differ from theirs.

We have substantial capital requirements, and our 2008 capital budget is subject to change.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, exploration and abandonment of our oil and natural gas reserves. Development and exploration costs were $2.8 billion in 2007 and $2.1 billion in 2006. We are currently budgeting $3.5 billion for development and exploration expenditures during 2008 plus an additional $600 million for construction of pipeline infrastructure, compression and processing facilities. Actual costs may vary significantly due to many factors, including changes in development on newly acquired properties, ongoing development results and changes in drilling and service costs. We may alter the amounts currently budgeted for development and exploration and pipeline infrastructure, and we will continue to evaluate additional acquisition opportunities during 2008. We also may reevaluate our budget and drilling programs in the event of significant changes in oil and natural gas prices.

We intend to finance our capital expenditures primarily through cash flow from operations. Lower oil and natural gas prices, however, would reduce available cash flow. If acquisition, development and exploration expenditures exceed cash flow from operations, we expect to obtain additional funding through bank and commercial paper borrowings, issuance of public or private debt or equity, or asset sales.

Risks Related to the Notes

Our leverage and debt service obligations may adversely affect our cash flow and our ability to make payments on the notes.

We had total debt of $8.0 billion and stockholders’ equity of $9.0 billion as of June 30, 2008. Our debt levels could have several potential consequences, including:

•	it may be more difficult for us to satisfy our obligations on the notes;

•	we may have difficulties in the future borrowing money for acquisitions, meeting operating expenses or other purposes;

•	the amount of our interest expense may increase if interest rates increase on our variable rate borrowings that are not subject to interest rate protection hedges;

•	we will need to use a portion of the income we earn to pay principal and interest on our debt, which will reduce the amount we have to finance our operations and other business activities;

•	we may be more vulnerable to economic downturns and adverse developments in our industry; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. Our earnings may not be sufficient to allow us to pay the principal and interest on our debt, including the notes, and to meet our other obligations. If we do not have sufficient cash resources, we may be required to refinance all or part of our existing debt, including the notes, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our indebtedness could result in an event of default under the indebtedness, which could adversely affect our business, financial condition and results of operations.

In addition to our current indebtedness, we may incur substantially more debt. This could increase the risks described above.

Together with our subsidiaries, we may incur substantially more debt in the future. Neither the indenture governing the notes nor the indentures for our other outstanding issues of senior notes restrict our ability to incur additional indebtedness. As of August 1, 2008, we had approximately $1.74 billion of additional borrowing capacity under our bank revolving credit facility, subject to specific requirements, including compliance with financial covenants in our bank credit agreements. This borrowing capacity may be increased by up to an additional $0.66 billion with the consent of the lending banks. We also have available an additional $300 million of unsecured and uncommitted lines of credit which we may use for short-term borrowings to manage working capital cash flows. To the extent new debt is added to our current debt levels, the risks described above could substantially increase.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would result in an increase in the interest rates applicable under our credit facilities. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future, including payments on the notes. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations, which could cause us to default on our obligations and further impair our liquidity.

We are subject to restrictive debt covenants, and our failure to comply with the debt covenants could result in an event of default under our bank credit facilities and existing senior notes indentures and may limit our ability to repay in full our indebtedness, including the notes.

Our bank credit facilities contain covenants that are more restrictive to us than those contained in the indenture governing the notes, and our bank credit facilities require us to maintain a specified financial ratio. See “Description of Other Indebtedness” beginning on page S-10. Our ability to meet those financial covenants or the ratio can be affected by events beyond our control, and we may not meet them. A breach of any of these covenants or the ratio could result in an event of default under our bank credit facilities or senior notes indentures, which would permit the bank lenders and the trustees of the outstanding senior notes indentures to declare immediately payable all outstanding interest and principal under the bank credit facilities and those senior notes. Our assets might not be sufficient to repay in full all of our indebtedness, including the notes.

Three series of the notes have no established trading market or history, and liquidity of trading markets for the notes of each series may be limited.

Each series of the notes will constitute a new issue of securities with no established trading market, except for the notes due 2037, which will form part of a series of notes first issued last year. Although the underwriters have indicated that they intend to make a market in the notes of each series, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes of any series may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

THE NOTES OFFERING

Issuer	XTO Energy Inc.

Securities	$2,250,000,000 aggregate principal amount of Senior Notes consisting of:

•	$250,000,000 principal amount of 5.00% Senior Notes due 2010

•	$500,000,000 principal amount of 5.75% Senior Notes due 2013

•	$1,000,000,000 principal amount of 6.50% Senior Notes due 2018

•	$500,000,000 principal amount of 6.75% Senior Notes due 2037

Denominations	The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Maturity Dates	2010 notes: August 1, 2010

2013 notes: December 15, 2013

2018 notes: December 15, 2018

2037 notes: August 1, 2037

Interest Rates	2010 notes: 5.00% from August 7, 2008

2013 notes: 5.75% from August 7, 2008

2018 notes: 6.50% from August 7, 2008

2037 notes: 6.75% from August 1, 2008

Interest Payment Dates	We will pay interest on the notes due 2010 and 2037 in arrears on each February 1 and August 1, beginning February 1, 2009, and will pay interest on the notes due 2013 and 2018 in arrears each June 15 and December 15, beginning December 15, 2008.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes.

Optional Redemption	We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of redemption, plus a make-whole premium as described under “Description of Senior Debt Securities—Redemption—Optional Redemption” on page 8 of the accompanying prospectus and “Description of the Notes—Certain Definitions” beginning on page S-15 of this prospectus supplement.

Ranking	The notes will be our general unsecured obligations. The notes will rank equal in right of payment with all existing and future senior debt. The notes will be senior in right of payment to any subordinated debt that we may incur. We do not currently have any secured debt outstanding. See “Description of the Notes—Ranking” on page S-13.

Certain Covenants	The indenture governing the notes will limit our ability and the ability of our subsidiaries, among other things:

•	to create liens without equally and ratably securing the notes; and

•	to engage in certain sale/leaseback transactions.

It will also limit our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of Senior Debt Securities—Certain Covenants” beginning on page 8 of the accompanying prospectus.

Use of Proceeds	We will use the net proceeds from this offering to fund our pending property acquisitions and to pay down outstanding commercial paper borrowings and for general corporate purposes, including future acquisitions. See “Use of Proceeds” on page S-8.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $2.2 billion, after deducting underwriting discounts and commissions and estimated expenses of the offering. We plan to use the net proceeds from this offering to finance our pending property acquisitions, which are scheduled to close during the third and fourth quarters of 2008, to pay down outstanding commercial paper borrowings, which at August 1, 2008 totaled $1.1 billion at a weighted average interest rate of 3.1%, and for general corporate purposes, including future acquisitions. Amounts borrowed under our commercial paper program were used to partially fund recent acquisitions. To the extent that any of our pending acquisitions do not close, the net proceeds from this offering would be used to reduce outstanding commercial paper borrowings and for general corporate purposes, including future acquisitions.

Lehman Brothers Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are dealers under our commercial paper program and may receive in excess of 10% of the net proceeds from this offering through our repayment of indebtedness under that program. See “Underwriting—Relationships/FINRA Rules.”

CAPITALIZATION

The following table shows our capitalization at June 30, 2008:

•	on a historical basis;

•	as adjusted to reflect the July 2008 common stock offering and our acquisitions completed in the third quarter; and

•

as adjusted to reflect the July 2008 common stock offering, our acquisitions completed in the third quarter, our pending acquisitions, and this offering and application of the estimated net proceeds as described in “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which are incorporated by reference into this prospectus supplement.

	June 30, 2008
	Historical	As Adjusted to Give Effect to the July 2008 Common Stock Offering and the 3rd Quarter Completed Acquisitions	As Adjusted to Give Effect to the July 2008 Common Stock Offering, the 3rd Quarter Completed Acquisitions and Pending Acquisitions, and this Offering
	(in millions)
Cash and cash equivalents	$49	$—	$—

Long-term debt:
Commercial paper (a)	$150	$417	$1,732
Bank revolving credit facility	—	—	—
Bank term loans	600	600	600
7.50% senior notes due April 15, 2012	350	350	350
5.90% senior notes due August 1, 2012 (plus premium)	553	553	553
6.25% senior notes due April 15, 2013	400	400	400
4.625% senior notes due June 15, 2013 (net of discount)	399	399	399
4.90% senior notes due February 1, 2014 (net of discount)	498	498	498
5.00% senior notes due January 31, 2015 (net of discount)	350	350	350
5.30% senior notes due June 30, 2015 (net of discount)	399	399	399
5.65% senior notes due April 1, 2016 (net of discount)	400	400	400
6.25% senior notes due August 1, 2017 (plus premium)	753	753	753
5.50% senior notes due June 15, 2018 (net of discount)	796	796	796
6.10% senior notes due April 1, 2036 (net of discount)	596	596	596
6.75% senior notes due August 1, 2037 (net of discount)	950	950	1,422
6.375% senior notes due June 15, 2038 (net of discount)	799	799	799
5.00% senior notes due August 1, 2010 (net of discount)	—	—	250
5.75% senior notes due December 15, 2013 (net of discount)	—	—	500
6.50% senior notes due December 15, 2018 (net of discount)	—	—	997

Total long-term debt	7,993	8,260	11,794

Stockholders’ equity:
Common stock ($.01 par value, 1,000,000,000 shares authorized, and 516,740,791 shares issued as of June 30, 2008, 558,383,182 shares issued after July 2008 common stock offering and 3rd quarter completed acquisitions, and 581,883,182 shares issued after July 2008 common stock offering and 3rd quarter completed and pending acquisitions) (b)	5	6	6
Additional paid-in capital	4,491	6,619	8,216
Treasury stock (5,167,942 shares)	(134)	(134)	(134)
Retained earnings	5,855	5,855	5,855
Accumulated other comprehensive loss	(1,243)	(1,243)	(1,243)

Total stockholders’ equity	8,974	11,103	12,700

Total capitalization	$16,967	$19,363	$24,494

(a)	Because of our intent and ability to refinance the balances due with borrowings under our bank revolving credit facility, our commercial paper indebtedness is considered long-term debt.

(b)	Shares issued at June 30, 2008, exclude 19.4 million shares issuable under stock options outstanding at that date at a weighted average exercise price of $35.97 per share and 2.5 million shares issuable upon exercise of warrants at an exercise price of $20.78 per share. Shares issued after June 30, 3008 also include 35,242,391 shares issued in connection with completed and pending acquisitions and 29,900,000 shares issued in the July 2008 common stock offering, including shares to be issued pursuant to the underwriters’ exercise of their option.

DESCRIPTION OF OTHER INDEBTEDNESS

Our long-term indebtedness consists of a commercial paper program, a bank revolving credit agreement, bank term loan facilities, 13 issues of senior notes and unsecured and uncommitted revolving lines of credit. All of this indebtedness constitutes senior indebtedness.

Commercial Paper Program. In July 2008, we increased the borrowing capacity under our bank revolving credit agreement to $2.84 billion. We are currently in the process of increasing the availability under our commercial paper program from $2.5 billion to $2.84 billion. Availability under our bank revolving credit facility is reduced on a dollar-for-dollar basis by the principal amount of commercial paper borrowings outstanding at any time. The commercial paper borrowings may have terms up to 397 days and bear interest at rates agreed to at the time of the borrowing, based on a standard index such as the Federal Funds Rate, LIBOR or the money market rate as found on the commercial paper market. Because we intend and are able to refinance our commercial paper indebtedness with borrowings under our bank revolving credit facility, we consider such indebtedness long-term.

At August 1, 2008, outstanding borrowings under our commercial paper program totaled $1.1 billion at a weighted average interest rate of 3.1%.

Bank Facilities. Our principal revolving credit is available under an unsecured bank revolving credit facility whose borrowing capacity we increased to $2.84 billion in July 2008. We have annual options to request successive one-year extensions to the maturity and the option to increase the commitment up to an additional $0.66 billion, subject to certain bank approvals. At July 31, 2008, no amounts were outstanding under our bank revolving credit facility and $500 million was outstanding under the term loan at an interest rate of 3.0%.

We can elect one of the following interest rates under each of our bank credit agreements:

•	the greater of (a) the prime rate and (b) the federal funds rate plus 0.50%; or

•	the London Interbank Offered Rate, or LIBOR (adjusted for the statutory reserve rate), plus a spread.

Under our bank credit agreements, the spread over LIBOR ranges from 0.25% to 0.70%, plus an additional 0.05% to 0.10% if we borrow 50% or more of the maximum commitments under the agreements. The current spread over LIBOR under our revolving credit agreement and term loan is 0.40%. The spread over LIBOR is determined by our credit rating with Standard and Poor’s and Moody’s Investors Service and increases if our credit rating is lowered by either rating agency or decreases if our rating is raised.

Our bank credit agreements currently contain covenants that include, among other things:

•

a requirement to maintain a total debt to total capitalization ratio of not more than 0.65 to 1.0, and a limitation on our incurring additional indebtedness if the incurrence causes that ratio to be exceeded;

•	a limitation on our ability to encumber our assets;

•	a restriction on our ability to merge or sell all of our assets;

•	a limitation on transactions with affiliates;

•	a limitation on our ability to enter into speculative derivative or swap agreements; and

•	a limitation on agreements that restrict the ability of our subsidiaries to pay dividends or make other payments to us.

Events of default under our bank credit agreements include, among other things:

•	our failure to pay principal or amounts disbursed under letters of credit within one business day or interest within three business days of their respective due dates;

•	a default in the performance of any covenant in our bank credit agreements that is not timely cured;

•	a default occurring in the payment of, or other material obligation under, any of our indebtedness exceeding $100,000,000;

•

a default that extends beyond any applicable grace period under an International Swap Dealers Association Master Agreement that permits holders of a principal amount that exceeds $100,000,000 to declare an early termination date or otherwise cause the acceleration of debt prior to maturity;

•	our bankruptcy, insolvency or dissolution;

•	incurrence of specified liability resulting from termination or other events relating to our employee benefit plans;

•	entry of a final judgment for the payment of money exceeding $100,000,000 that is not timely discharged; or

•	a change of control.

Upon the occurrence of an event of default under our bank credit agreements, a majority of the banks may cause the agent, among other things, to terminate the commitment to lend and declare the bank indebtedness immediately due and payable.

We have also borrowed $100 million under a single-advance term loan that matures February 5, 2013. The interest rate is based on LIBOR plus 0.34%. Other terms and conditions are substantially similar to our $500 million term loan. At July 31, 2008, $100 million was outstanding under the loan at an interest rate of 2.8%.

Additionally, we have unsecured and uncommitted bank revolving lines of credit with two banks for up to a total of $300 million, which we may use for short-term borrowings to manage working capital cash flows. No amounts were outstanding under any of these credit lines at July 31, 2008.

Senior Notes. At July 31, 2008, we had outstanding $350 million of 7.50% senior notes due 2012, $550 million of 5.90% senior notes due 2012, $400 million of 6.25% senior notes due 2013, $400 million of 4.625% senior notes due 2013, $500 million of 4.90% senior notes due 2014, $350 million of 5.00% senior notes due 2015, $400 million of 5.30% senior notes due 2015, $400 million of 5.65% senior notes due 2016, $750 million of 6.25% senior notes due 2017, $800 million of 5.50% senior notes due 2018, $600 million of 6.10% senior notes due 2036, $950 million of 6.75% senior notes due 2037 and $800 million of 6.375% senior notes due 2038. These 13 issues of senior notes have terms and provisions that are similar to those of the notes we are offering by this prospectus supplement, except that they have different interest rates, maturity dates and, in some cases, basket amount exceptions for the Limitation on Liens and Limitations on Sale-Leasebacks covenants and cross default thresholds.

The indentures governing our 7.50% senior notes due 2012 and 6.25% senior notes due 2013 require us to offer to purchase those senior notes if there is a change in control of XTO Energy. Certain other restrictive covenants in those indentures terminated when those senior notes received an investment grade rating from both Moody’s Investors Service and Standard & Poor’s.

See “Description of the Notes” beginning on the following page for a description of the notes that we are offering by this prospectus supplement, which, except as described above, is also generally applicable to each of the issues of senior notes described above.

Ratio of Earnings to Fixed Charges. Our ratio of earnings to fixed charges for the six months ended June 30, 2008 was 8.4x. For purposes of calculating this ratio, earnings are before income tax and fixed charges. Fixed charges include interest costs and the portion of rentals representative of the interest factor.

DESCRIPTION OF THE NOTES

XTO Energy Inc. will issue each series of notes under an indenture governing senior debt securities of XTO Energy referred to in the accompanying prospectus, as supplemented by an existing indenture supplement creating the notes due 2037 and a new indenture supplement creating the other three series of notes offered hereby. Each series of notes will be issued in the form of one or more global notes registered in the name of The Depository Trust Company or its nominee, as described under “Description of Senior Debt Securities—Book-Entry, Delivery and Form” beginning on page 14 of the accompanying prospectus. The following description is a summary of the material provisions of the notes, the indenture and the indenture supplements. These descriptions do not restate the indenture and the indenture supplements in their entirety. We urge you to read the indenture and the indenture supplements because they, and not this description, define your rights as a holder of the notes. We have filed a copy of the indenture and the indenture supplements as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are “senior debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the senior debt securities and the indenture in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this “Description of the Notes,” references to “we,” “our,” “us” or “XTO Energy” mean XTO Energy Inc., excluding its subsidiaries, and references to the indenture mean the indenture as supplemented by the indenture supplement creating the notes. Capitalized terms used in this description are defined in “Description of Senior Debt Securities—Certain Definitions” beginning on page 16 of the accompanying prospectus, as modified in “Description of the Notes—Certain Definitions” beginning on page S-15 of this prospectus supplement.

The following description of the notes is not intended to be a full summary of the provisions of the notes, and only provides information regarding the notes that is different from or additional to the general information set forth in the accompanying prospectus. You should read the material in “Description of Senior Debt Securities” in the accompanying prospectus for information regarding the notes that is not summarized below.

General

The notes:

•	will be unsecured senior indebtedness of XTO Energy;

•	will be unlimited in aggregate principal amount;

•	will be senior in right of payment to all our future subordinated indebtedness;

•	will rank equally in right of payment with all our existing and future senior indebtedness; and

•	will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

We will issue the notes in four series with an initial maximum aggregate principal amount of $2.25 billion, consisting of one series of $250 million principal amount due 2010, a second series of $500 million principal amount due 2013, a third series of $1.0 billion principal amount due 2018 and a fourth series of $500 million principal amount due 2037. The notes due 2037 will constitute a further issuance of the $950,000,000 aggregate principal amount of the 6.75% senior notes due 2037 we originally issued on July 19, 2007 and subsequently re-opened on August 24, 2007. After the issue of these new notes, the total aggregate principal amount outstanding of this series will be $1.45 billion. We may issue additional notes of any series from time to time after this offering without approval of noteholders so long as the additional notes of the series are fungible with these notes of that series for U.S. federal income tax purposes. The notes of each separate series and any additional notes of that series subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments and redemptions.

Maturity, Interest and Principal Payments

The notes will mature on August 1, 2010, December 15, 2013, December 15, 2018, and August 1, 2037. Interest on the notes due 2010 will accrue from the date of issue at the rate of 5.00% per annum; interest on the notes due 2013 will accrue from the date of issue at the rate of 5.75% per annum; interest on the notes due 2018 will accrue from the date of issue at the rate of 6.50% per annum; and interest on the notes due 2037 will accrue from August 1, 2008 at the rate of 6.75% per annum. Interest on the notes due 2010 and 2037 will be payable semiannually in arrears on February 1 and August 1 of each year, commencing February 1, 2009, and interest on the notes due 2013 and 2018 will be payable semiannually in arrears on June 15 and December 15 of each year, commencing December 15, 2008. We will make interest payments to noteholders of record of the notes due 2010 and 2037 at the close of business on the 15th day of the month immediately preceding the applicable interest payment date, and we will make interest payments to noteholders of record of the notes due 2013 and 2018 at the close of business on the 1st day of the month of the applicable interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable, at our office or agency in the City of New York maintained for those purposes, which initially will be the corporate trust office of The Bank of New York Mellon maintained in New York, New York. In addition, we may pay interest at our option on notes not in global form by check mailed to the registered holders of the notes at their addresses and, upon request by a holder of more than $500,000 principal amount of notes, we must pay interest on such holder’s notes by wire transfer. We will not impose any service charge for any transfer, exchange or redemption of notes, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Ranking

The indebtedness evidenced by each series of notes will be unsecured and will rank equal in right of payment with the other three series and with all our other senior indebtedness, including our prior 13 issues of senior notes described in “Description of Other Indebtedness—Senior Notes” on page S-11.

As of June 30, 2008, after giving effect to the July 2008 common stock offering, our third quarter completed acquisitions and our pending acquisitions and this offering as described under “Capitalization” on page S-9, our senior indebtedness would have been approximately $11.8 billion. We do not currently have any secured indebtedness outstanding. Under the indenture, we may only incur indebtedness for borrowed money secured by our oil and natural gas properties if we equally and ratably secure the notes along with that debt (see “Description of Senior Debt Securities—Certain Covenants” beginning on page 8 of the accompanying prospectus), except that we may incur unlimited debt secured by Permitted Liens plus debt secured by other Liens up to an amount equal to 15% of our Consolidated Net Tangible Assets (see “Description of Senior Debt Securities—Certain Definitions” beginning on page 16 of the accompanying prospectus) without equally and ratably securing the notes. Any such secured debt that we incur in the future will be effectively senior to the notes to the extent of the value of the assets securing the debt or other obligations.

The notes will rank senior in right of payment to any of our future subordinated indebtedness. Currently, we have no subordinated indebtedness outstanding.

Events of Default; Acceleration

The “Events of Default” under the indenture applicable to each series of notes are described under “Description of Senior Debt Securities—Events of Default, Notice and Waiver” beginning on page 10 of the accompanying prospectus, except that clause (5) is amended to read in its entirety as follows:

(5) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of (or premium, if any, on) or interest on any of our Debt (other than the notes) or any

Subsidiary when due, or any other default causing acceleration of any of our or any Subsidiary’s Debt, if the aggregate principal amount of such Debt exceeds $100,000,000; provided that if any such default is cured or waived or any such acceleration rescinded, or such Debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

In addition, the following paragraphs are added to the description of acceleration upon an Event of Default immediately following the second paragraph under “Description of Senior Debt Securities—Events of Default, Notice and Waiver” on page 11 of the accompanying prospectus.

Notwithstanding the foregoing to the extent that we so elect, the sole remedy for an Event of Default relating to our failure to timely file reports and documents under the Exchange Act will, for the first 120 days after the occurrence of such an Event of Default, consist exclusively of the right to receive special interest (“Special Interest”) on the notes at an annual rate equal to 0.50% of the principal amount of the notes. Such Special Interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such Special Interest began to accrue on the notes. Special Interest will accrue on all outstanding notes from and including the date on which an Event of Default relating to a failure to timely file a report or document first occurs to but not including the 120th day thereafter (or such earlier date on which such Event of Default shall have been cured or waived). On such 120th day (or earlier, if the Event of Default relating to the failure to timely file a report or document is cured or waived prior to such 120 th day), such Special Interest will cease to accrue and, if the Event of Default relating to the failure to timely file a report or document shall not have been cured or waived prior to such 120th day, the notes will be subject to acceleration as provided in the preceding paragraph. The provisions of this paragraph will not affect the rights of holders in the event of the occurrence of any other Event of Default. In the event we elect not to pay Special Interest upon an Event of Default resulting from our failure to timely file a report or document, the notes will be subject to acceleration as provided above in the preceding paragraph.

If we elect to pay Special Interest in connection with an Event of Default relating to our failure to timely file a report or document, (1) we will notify all holders of notes and the trustee and paying agent of our election in writing on or before the close of business on the date on which such Event of Default first occurs, and (2) all references herein to interest accrued or payable as of any date will include any Special Interest accrued or payable as of such date as provided in the preceding paragraph.

The Trustee

The trustee under the indenture is The Bank of New York Mellon Trust Company, N.A. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only the duties that are specifically set forth in the indenture. If an Event of Default has occurred and is continuing, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act of 1939 contain limitations on the rights of the trustee, should it become a creditor of XTO Energy, to obtain payment of claims in certain cases or to realize on certain property received by it on any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, but if it acquires any conflicting interest and a Default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

The Bank of New York Mellon Trust Company, N.A. is also the trustee under indentures for all our other issues of senior notes as described in “Description of Other Indebtedness—Senior Notes” on page S-11.

Governing Law

The indenture and the notes provide that they will be governed by the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Certain Definitions

The definitions described under “Certain Definitions” beginning on page 16 of the accompanying prospectus apply to each series of notes, except that the definitions of “Make Whole Amount” and “Restricted Subsidiary” are amended to read in their entirety as follows, and a new definition “MLP Subsidiary” has been added as follows:

“Make-Whole Amount” with respect to a note means an amount equal to the excess, if any, of (1) the present value of the remaining interest, premium and principal payments due on such note (excluding any portion of such payments of interest accrued as of the date of redemption), computed using a discount rate equal to the Treasury Rate plus 37.5 basis points (in the case of the notes due 2010, 2013 and 2018) or 25 basis points (in the case of the notes due 2037), over (2) the outstanding principal amount of such note. “Treasury Rate” is defined as the yield to maturity (calculated on semi-annual bond-equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of such note; provided that if the Make-Whole Average Life of such note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. As used herein, “Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Stated Maturity of such note.

“MLP Subsidiary” means (i) any of our Subsidiaries that is organized as a master limited partnership (or limited liability company or similar business entity with pass-through treatment for U.S. federal income tax purposes) that, within two years of its organization, has a class of equity securities listed or eligible for trading on The New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market and (ii) any Subsidiary of our Subsidiary referred to in the preceding clause (i). Any Subsidiary referred to in the preceding clause (i) will be and continue as an MLP Subsidiary until the second anniversary of its organization notwithstanding that it does not have a class of equity securities listed or eligible for trading on The New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market, except that such Subsidiary will cease to be an MLP Subsidiary on such second anniversary if, on such date, it does not have a class of equity securities so listed or eligible.

“Restricted Subsidiary” means any of our Subsidiaries (excluding any oil and gas royalty trust Subsidiary and any MLP Subsidiary) owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations of purchasing, owning and disposing of the notes by an investor who purchases notes in this offering and who holds the notes as capital assets.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships or other pass-through entities or persons holding interests in them.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any U.S. federal taxes other than federal income tax, any state or local income, foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder (as defined below).

Definition of a U.S. Holder

A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•

a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.

Pre-Issuance Accrued Interest

A portion of the purchase price of the notes due 2037 is attributable to interest accrued prior to the date the notes are issued. Nevertheless, a holder may treat the notes for U.S. federal income tax purposes as having been purchased for an amount that does not include any pre-issuance accrued interest. If so, the portion of the first stated interest payment equal to the interest accrued prior to the date the notes due 2037 are issued will be deemed to be a non-taxable return of pre-issuance accrued interest and accordingly will not be taxable as interest on the notes.

Market Discount

Because the notes due 2037 should have an “issue price” equal to their principal amount, if the notes due 2037 are sold in this offering for an amount (excluding any amounts that are treated for U.S. federal income tax purposes as being attributable to pre-issuance accrued interest, as described above under “—Pre-Issuance Accrued Interest”) less than their principal amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is de minimis. Such difference will be de minimis if it is an amount less than .0025 multiplied by the stated redemption price at maturity of the note multiplied by the number of complete years to maturity of the note. Gain on the sale, exchange, retirement or other disposition of such a note due 2037 is treated as ordinary income to the extent of the accrued market discount that has not previously been included in income. You may elect (with respect to such a note due 2037 and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. With respect to notes with market discount, you also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the notes.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, subject to the market discount rules described above, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•

the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable as ordinary income to the extent you have not previously included the accrued interest in income; and

•	your tax basis in the notes.

Your tax basis in your notes generally will equal the amount you paid for the notes (excluding any amounts that are treated for U.S. federal income tax purposes as being attributable to pre-issuance accrued interest, as described above under “—Pre-Issuance Accrued Interest”). Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010. For taxable years beginning on or after January 1, 2011, the long-term capital gain rate is currently scheduled to increase to 20%.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service and to you. In general, “backup withholding” may apply:

•	to any payments made to you of principal of and interest on your notes, and

•	to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability, if the required information is timely provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above) or a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the United States:

•	on at least 31 days in the calendar year, and

•

for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

U. S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that interest on the notes is not effectively connected with your conduct of a trade or business in the United States and:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•

you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed IRS Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•

a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “—Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (subject to, in the case of proceeds representing accrued interest, the conditions described in “—U.S. Federal Withholding Tax” immediately above) unless:

•

in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•

the income or gain is effectively connected with your conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business, and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable, you may be subject to U.S. federal income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “—U.S. Federal Withholding Tax” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Backup Withholding and Information Reporting

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “—U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder (as described in “—U.S. Holders—Definition of a U.S. Holder” above).

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•

is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are not a United States person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are not a United States person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Lehman Brothers Inc. and Banc of America Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, each of the underwriters named below severally has agreed to purchase from us, and we have agreed to sell to them, the principal amount of notes listed opposite their names below:

Underwriters	Principal Amount of Notes due 2010	Principal Amount of Notes due 2013	Principal Amount of Notes due 2018	Principal Amount of Notes due 2037
Lehman Brothers Inc.	$75,000,000	$150,050,000	$298,554,000	$149,950,000
Banc of America Securities LLC	25,000,000	50,000,000	100,000,000	50,000,000
Jefferies & Company, Inc.	45,000,000	15,742,000	47,976,000	13,350,000
Wachovia Capital Markets, LLC	45,014,000	15,742,000	47,976,000	13,350,000
BNP Paribas Securities Corp.	2,500,000	72,760,000	26,000,000	5,150,000
SunTrust Robinson Humphrey, Inc.	3,540,000	74,342,000	24,000,000	5,194,000
Deutsche Bank Securities Inc.	2,500,000	5,000,000	88,750,000	5,000,000
Credit Suisse Securities (USA) LLC	2,500,000	5,000,000	88,750,000	5,000,000
Greenwich Capital Markets, Inc.	2,505,000	9,508,000	37,471,000	40,000,000
Barclays Capital Inc.	2,505,000	9,508,000	37,471,000	40,000,000
Morgan Stanley & Co. Incorporated	2,505,000	9,508,000	37,471,000	40,000,000
Citigroup Global Markets Inc.	7,500,000	15,000,000	30,000,000	15,000,000
J.P. Morgan Securities Inc.	7,500,000	15,000,000	30,000,000	15,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	—	—	—	50,144,000
UBS Securities LLC	7,500,000	15,000,000	30,000,000	15,000,000
BBVA Securities, Inc.	1,721,000	3,440,000	6,871,000	3,442,000
BMO Capital Markets Corp.	1,721,000	3,440,000	6,871,000	3,442,000
BNY Mellon Capital Markets, LLC	1,721,000	3,440,000	6,871,000	3,442,000
Comerica Securities, Inc.	1,721,000	3,440,000	6,871,000	3,442,000
DnB NOR Markets, Inc.	1,721,000	3,440,000	6,871,000	3,442,000
Fortis Securities LLC	1,721,000	3,440,000	6,871,000	3,442,000
Lazard Capital Markets LLC	1,721,000	3,440,000	6,871,000	3,442,000
Natixis Bleichroeder Inc.	1,721,000	3,440,000	6,871,000	3,442,000
Piper Jaffray & Co.	1,721,000	3,440,000	6,871,000	3,442,000
Tudor, Pickering, Holt & Co. Securities, Inc.	1,721,000	3,440,000	6,871,000	3,442,000
Wells Fargo Securities, LLC	1,721,000	3,440,000	6,871,000	3,442,000

Total	$250,000,000	$500,000,000	$1,000,000,000	$500,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the notes offered hereby if any of the notes are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The representatives of the underwriters have advised us that the underwriters propose to offer the notes of each series to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of 0.100% of the principal amount of the notes due 2010, or 0.350% of the principal amount of the notes due 2013, or 0.400% of the principal amount of the notes due 2018, or 0.525% of the principal amount of the notes due 2037. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.200% of the principal amount of each series of the notes to certain other dealers. After the initial offering of the notes, the offering price of any series and other selling terms may from time to time be varied by the underwriters.

We estimate that our total expenses for this offering will be approximately $2.0 million.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives of the underwriters may engage in stabilizing transactions, which are short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of any series of notes, in accordance with Regulation M under the Securities Exchange Act of 1934.

Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes of any series, and short positions created by the underwriters involve the sale of a greater aggregate principal amount of notes than the underwriters are required to purchase from us. The representatives of the underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers for notes sold in the offering may be reclaimed by the representatives of the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes of any series, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at anytime.

Trading Market

Except for the notes due 2037, each series of the notes will constitute a new issue of securities with no established trading market. We have been advised by the representatives of the underwriters that they intend to make a market in the notes of each series, but they are not obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes of any series. The notes will not be listed on any securities exchange.

Relationships/FINRA Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. For example, affiliates of certain of the underwriters are lenders under our credit facility, and Lehman Brothers Inc. acted as joint bookrunning manager, and certain of the other underwriters participated, in our February and July 2008 and June 2007 equity offerings and in our April 2008 and July and August 2007 senior notes offerings. They received customary compensation and expenses for these commercial and investment banking transactions. The underwriters or their affiliates may from time to time in the future engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

In addition, Lehman Brothers Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are dealers under our commercial paper program and may receive in excess of 10% of net proceeds from this offering. Accordingly, the offering is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Because the offering consists of classes of securities rated investment grade, the Financial Industry Regulatory Authority does not require that we use a qualified independent underwriter for this offering.

BNY Mellon Capital Markets, LLC is an affiliate of the trustee under the indenture for the notes.

Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

Jack P. Randall, one of our directors, is a co-founder and employee of Jefferies Randall & Dewey, a division of Jefferies & Company, Inc.

You should read “Plan of Distribution” in the accompanying prospectus for further information regarding the distribution of the notes.

VALIDITY OF THE OFFERED NOTES

The validity of the offered notes will be passed upon for us by our counsel, Kelly Hart & Hallman LLP, Fort Worth, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Certain information incorporated by reference in this prospectus supplement and the accompanying prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of that firm as experts regarding the matters contained in their report.

PROSPECTUS

XTO ENERGY INC.

Senior Debt Securities

Common Stock

XTO Energy Inc. may from time to time offer and sell its senior debt securities and shares of its common stock covered by this prospectus independently or in combination. This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. In addition, certain of our stockholders may from time to time sell under this prospectus shares of our common stock held by them. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. The prospectus supplements may add to, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest in the securities.

XTO Energy Inc.’s common stock is listed on the New York Stock Exchange under the symbol “XTO.”

We or any selling stockholder may sell securities to or through underwriters, dealers or agents. For additional information on the method of sale, see “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they are offered will be described in the prospectus supplement relating to the sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 19, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. For further information about the securities and us, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents. All of these summaries are qualified in their entirety by the actual documents, which are included as exhibits to our registration statement. For a complete description of their terms, you should review the full text of the documents. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities and the manner in which they may be offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the SEC. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

The information in this prospectus is not complete and may be changed. You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus and information that we previously filed with the SEC and incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov and at our web site at http://www.xtoenergy.com. Other than the specific documents incorporated by reference, information on our web site is not incorporated by reference and does not form a part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

100 F Street, N.E.

Washington, D.C. 20549

3 World Financial Center, Room 4300

New York, New York 10281

175 W. Jackson Boulevard, Suite 900

Chicago, Illinois 60604

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus. We incorporate by reference into this prospectus the following documents, other than any portions that we furnish rather than file under applicable SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•

Current Reports on Form 8-K filed on January 6, 2006 (report dated January 3, 2006); February 2, 2006 (two reports, each dated January 27, 2006); March 24, 2006 (report dated March 24, 2006); March 29, 2006 (report dated March 29, 2006); April 20, 2006 (Item 8.01 only of report dated April 20, 2006); and May 18, 2006 (report dated May 14, 2006);

•

The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996, and the description of the related Preferred Stock Purchase Rights contained in Form 8-A dated September 8, 1998 (both filed under our previous name, Cross Timbers Oil Company); and

•

All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 870-2800

FORWARD-LOOKING STATEMENTS

Some of our statements in this prospectus, any prospectus supplement and documents incorporated by reference in this prospectus are prospective and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements encompass information that does not directly relate to any historical or current fact and include information that is based on beliefs, expectations, intentions and assumptions of management of XTO Energy. The statements often may be identified with words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” and other similar expressions. These forward-looking statements are based on our current expectations and assumptions about future events and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are included in our discussions about the following matters, among others:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	development costs;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts and publicly traded partnerships.

In determining projections, which are forward-looking statements, we make numerous assumptions, including assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	the availability of tubular materials;

•	possible losses from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update that information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference in this prospectus, including the material in “Risk Factors,” that advise you of risks and factors that may affect our business.

XTO ENERGY INC.

XTO Energy is a leading independent energy company. We acquire, develop and explore oil and natural gas properties and produce, process, market and transport oil and natural gas in the United States. We have grown primarily through acquisition of producing properties, followed by aggressive development and exploration activities and the purchase of additional interests in or near our existing reserves. Our properties are concentrated in the:

•	Eastern Region, including the East Texas Basin and northwestern Louisiana;

•	North Texas Region, including the Barnett Shale;

•	San Juan Region;

•	Permian and South Texas Region;

•	Mid-Continent and Rocky Mountain Region; and

•	Middle Ground Shoal Field of Alaska’s Cook Inlet.

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 870-2800.

USE OF PROCEEDS

Unless we have indicated otherwise in an accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties and repurchases and redemptions of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31										Three Months Ended March 31, 2006
	2001		2002		2003		2004		2005
Ratio of earnings to fixed charges (a)	7.7	x	5.6	x	6.9	x	8.9	x	11.7	x	16.6	x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings are before income taxes and fixed charges. Fixed charges include interest costs and the portion of rentals representative of the interest factor.

DESCRIPTION OF SENIOR DEBT SECURITIES

We will issue senior debt securities, which we may offer from time to time, in one or more series under an indenture between us and a trustee who will be named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the senior debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture. Each series of senior debt securities will be issued pursuant to a supplemental indenture creating each series. The prospectus supplement relating to a particular series of senior debt securities will describe individual terms for that series as well as any terms that are in addition to or different from the general terms for senior debt securities summarized below.

In this “Description of Senior Debt Securities,” references to “we,” “our,” “us” or “XTO Energy” mean XTO Energy Inc., excluding its subsidiaries. Capitalized terms used in this description are defined below in “—Certain Definitions” beginning on page 16.

General

The indenture does not limit the amount of senior debt securities which may be issued under the indenture, and we may issue debt securities in one or more series in principal amounts as we authorize from time to time. Unless otherwise specified in a prospectus supplement, the senior debt securities will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

Each prospectus supplement will describe the following terms of any series of senior debt securities we offer:

•	the title;

•	any limit on the aggregate principal amount;

•	the dates on which the principal and any premium is payable and the method of determination;

•	the interest rate or the method of its determination and the date from which interest will accrue;

•	the dates on which the interest is payable and the regular record dates for the interest payment dates; and

•	if any terms are added, deleted or modified from the terms summarized in this prospectus, a description of such changed provisions.

Senior debt securities may be issued and sold at a substantial discount below their stated principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to senior debt securities issued at a discount or to any securities denominated or payable in a foreign currency or currency unit.

Interest

Interest on each series of senior debt securities will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest will be payable, and the senior debt securities will be transferable, at our office or agency in the City of New York maintained for those purposes, which initially will be the corporate trust office of the trustee maintained in New York, New York. In addition, we may pay interest at our option on any senior debt securities not in global form by check mailed to the registered holders at their addresses and, upon request by a holder of more than $500,000 principal amount of a series of senior debt securities, we must pay interest on such holder’s securities by wire transfer. We will not impose any service charge for any transfer, exchange or redemption of senior debt securities, but we or the trustee may require payment of any tax or other governmental charge that may be payable in connection with transfers, exchanges or redemptions.

Redemption

Unless otherwise provided in a prospectus supplement as to a specified series, the senior debt securities of any series will be redeemable by us.

Optional Redemption. At any time and from time to time, we may, at our option, redeem all or a portion of a series of senior debt securities at the Make-Whole Price plus accrued and unpaid interest to the redemption date.

Selection and Notice. If less than all of the securities of a series are to be redeemed at any time, the trustee will select all securities of that series (or any portion in integral multiples of $1,000) for redemption on a pro rata basis, by lot or by another method the trustee deems fair and appropriate. However, no senior debt security with a principal amount of $1,000 will be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of securities to be redeemed at its registered address. If any security is to be redeemed in part only, the notice of redemption that relates to that security will state the portion of the principal amount to be redeemed. A senior debt security in a principal amount equal to the unredeemed portion of will be issued in the name of the holder upon cancellation of the original security. On and after the redemption date, interest will cease to accrue on any security or portions called for redemption and accepted for payment.

No Other Redemption. Unless otherwise provided in a prospectus supplement as to a specified series, we will not be required to make mandatory redemption or sinking fund payments on any series of senior debt securities or to offer to repurchase them upon a change of control or other event. Nothing in the indenture prevents us from repurchasing any senior debt securities from time to time in the open market or otherwise.

Ranking

The indebtedness evidenced by each series of senior debt securities will be unsecured and will rank equal in right of payment with all our other senior indebtedness, including all our senior notes issued under other indentures.

We do not currently have any secured indebtedness outstanding. Under the indenture, we may only incur Debt secured by our oil and natural gas properties if we equally and ratably secure each series of senior debt securities along with that Debt (see “—Certain Covenants” below), except that we may incur unlimited Debt secured by Permitted Liens plus Debt secured by other Liens up to an amount equal to 15% of our Consolidated Net Tangible Assets (see “—Certain Definitions” beginning on page 16) without equally and ratably securing any series of senior debt securities. Any such secured Debt that we incur in the future will be effectively senior to the senior debt securities to the extent of the value of the assets securing the Debt or other obligations.

The senior debt securities will rank senior in right of payment to any of our future subordinated indebtedness. Currently, we have no subordinated indebtedness outstanding.

Certain Covenants

The indenture contains covenants and restrictions summarized below that will be applicable, unless waived or amended, so long as any senior debt securities are outstanding and have not been defeased in accordance with the indenture. A prospectus supplement for any series of senior debt securities may contain additional covenants and restrictions applicable to that series. For a complete description of the covenants you should refer to the indenture and any applicable supplemental indenture.

The holders of a majority in principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive compliance by us with certain restrictive provisions of the indenture applicable to securities of that series.

Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien, except Permitted Liens, upon any Principal Property or upon any Capital Stock or

Indebtedness of any Restricted Subsidiary, whether owned or leased or hereafter acquired, to secure any of our Debt or any Debt of any other Person (other than senior debt securities issued under the indenture), without in any such case making effective provision whereby all of the senior debt securities (together with, if we so determine, any of our other Debt that is not subordinate in right of payment to the prior payment in full of the senior debt securities) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property or Capital Stock or Indebtedness of a Restricted Subsidiary to secure our Debt or Debt of any other Person (other than senior debt securities issued under the indenture), that is not excepted above without securing the senior debt securities, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted above, together with all Attributable Indebtedness from Sale-leaseback Transactions, excluding Sale-leaseback Transactions permitted under the first paragraph of “—Limitations on Sale-leasebacks,” does not exceed 15% of our Consolidated Net Tangible Assets.

Limitations on Sale-leasebacks. We will not, and will not permit any Subsidiary to, engage in a Sale-leaseback Transaction unless:

•

the Sale-leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later; or

•	the Sale-leaseback Transaction involves a lease for a period, including renewals, of not more than three years; or

•

the Attributable Indebtedness from the Sale-leaseback Transaction is an amount equal to or less than the amount that we or such Subsidiary would be allowed to incur as Debt secured by a Lien on the Principal Property subject thereto without equally and ratably securing the senior debt securities; or

•

we or such Subsidiary, within a one-year period after the Sale-leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from the Sale-leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any of our Pari Passu Debt or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or that of our Subsidiaries.

Notwithstanding the preceding, we may, and may permit any Subsidiary to, effect any Sale-leaseback Transaction that is not excepted above, provided that the Attributable Indebtedness from such Sale-leaseback Transaction and any other Sale-leaseback Transaction that is not excepted above, together with the aggregate principal amount of then outstanding Debt (other than senior debt securities issued under the indenture) secured by Liens upon Principal Properties not excepted in the first paragraph of “—Limitations on Liens,” do not exceed 15% of our Consolidated Net Tangible Assets.

Reports. We will file on a timely basis with the SEC, to the extent such filings are accepted by the SEC and whether or not we have a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that we would be required to file if we were subject to Section 13 or 15(d) of the Exchange Act. We also will be required:

•

to file with the trustee copies of those reports and documents within 15 days after the date on which we file them with the SEC or the date on which we would be required to file them if we were so required and

•	to furnish at our cost copies of reports and documents to any senior debt security holder promptly upon written request, whether or not we file any reports or documents with the SEC.

Conversion Rights

Unless otherwise provided in a prospectus supplement as to a specified series, no senior debt securities will be convertible into any other securities. If an applicable prospectus supplement provides for a series of senior debt securities to be convertible, the terms and conditions of the conversion into shares of our common stock will be described in the prospectus supplement.

Merger, Consolidation and Sale of Assets

We will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any Person or group of Affiliated Persons, unless at the time and after giving effect thereto:

(1)	either (A) if the transaction or transactions is a merger, we are the surviving Person of such merger, or (B) the Person formed by such consolidation or into which we are merged or to which our properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the “Surviving Entity”) shall be a corporation, limited liability company or limited partnership organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the indenture executed and delivered to the trustee, in form satisfactory to the trustee, all our obligations under the senior debt securities of each series and the indenture, and, in each case, the indenture shall remain in full force and effect; and

(2)	immediately after giving effect to such transaction or series of transactions on a pro forma basis no Default or Event of Default shall have occurred and be continuing.

In connection with any consolidation, merger, transfer, lease or other disposition, we or the Surviving Entity will deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an officers’ certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture comply with the requirements under the indenture and an opinion of counsel stating that the requirements of clause (1) of the preceding paragraph have been complied with. Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of our properties and assets in accordance with the preceding paragraph, in which we are not the Surviving Entity, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, XTO Energy under the indenture with the same effect as if such successor had been named as the company therein, and thereafter we, except in the case of a lease, will be discharged from all obligations and covenants under the indenture and the senior debt securities of each series.

Events of Default, Notice and Waiver

Unless otherwise provided in a prospectus supplement as to a specified series, the following will be “Events of Default” under the indenture for the senior debt securities of each series:

(1)	default in the payment of the principal or premium, if any, whether such payment is due at stated maturity, upon redemption, upon acceleration or otherwise;

(2)	default in the payment of any installment of interest when it becomes due and payable and the continuance of such default for a period of 30 days;

(3)	default in the performance or breach of the provisions of the “Merger, Consolidation and Sale of Assets” section of the indenture;

(4)	we fail to perform or observe any other term, covenant or agreement contained in the senior debt securities of the applicable series or the indenture (other than a default specified in clauses (1), (2) or (3) above) for a period of 30 days after written notice of such failure requiring us to remedy the same shall have been given

•	to us by the trustee or

•	to us and the trustee by the holders of at least 25% in aggregate principal amount of the senior debt securities of the applicable series;

(5)	the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of, or premium, if any, or interest on any of our Debt (other than the senior debt securities of the applicable series) or Debt of any Subsidiary when due, or any other default causing acceleration of any of our or any Subsidiary’s Debt, if the aggregate principal amount of such Debt exceeds $50,000,000; provided that if any such default is cured or waived or any such acceleration rescinded, or such Debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the senior debt securities of the applicable series shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)	the entry of a decree or order by a court having jurisdiction in the premises;

•	for relief in respect of XTO Energy in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or

•

adjudging us bankrupt or insolvent, or approving a petition seeking our reorganization, arrangement, adjustment or composition under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official for us or of a substantial part of our consolidated assets, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(7)	our commencement of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or our consent to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against us, or our filing of a petition or consent seeking reorganization or relief under any applicable federal or state law, or our consent under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of us or of any substantial part of our consolidated assets, or our making of an assignment for the benefit of creditors under any such law, or our admission in writing of our inability to pay our debts generally as they become due or our taking of corporate action in furtherance of any such action.

If any Event of Default described in clause (6) or (7) above occurs, then each outstanding series of senior debt securities will be due and payable automatically. If any other Event of Default occurs on any outstanding series and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of the affected series may declare the principal amount of all the senior debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an Event of Default may give rise to cross defaults on our other indebtedness. An Event of Default for any series of senior debt securities will not necessarily constitute an Event of Default for any other series of debt securities that may be outstanding under the indenture.

Within 60 days after the occurrence of a Default under any series of senior debt securities, the trustee is obligated to give the holders of that series notice of all uncured and unwaived Defaults known to it. Except in the case of a payment Default, the trustee need not provide a notice of Default if the trustee in good faith determines that withholding the notice is in the interest of those holders. In the case of a payment Default under other Debt exceeding $50,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment Default.

In case of an Event of Default, the trustee is required to exercise its rights and powers under the indenture and to use the same degree of care and skill as a prudent person would exercise or use under the circumstances in conducting the person’s own affairs. The holders of a majority in principal amount of the outstanding senior debt securities of a series in Default have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee with respect to that series. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of senior debt securities unless they have offered to the trustee reasonable security or indemnity.

Except for a suit to enforce payment of interest and principal then due, no holder of senior debt securities of any series will have any right to institute any proceeding for any remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing Event of Default relating to the affected series;

•

the holders of at least 25% in principal amount of the outstanding senior debt securities of the affected series have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the senior debt securities of the affected series.

We are required to furnish annually to the trustee a statement as to the performance of our obligations under the indenture and as to any default in that performance.

Amendments and Waivers

From time to time, we and the trustee may, without the consent of the holders of the senior debt securities, amend, waive or supplement the indenture or the securities for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies in them, qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any holder. Other amendments and modifications of the indenture or the senior debt securities of any series may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding senior debt securities of the series affected by the amendment. However, no such modification or amendment may, without the consent of the holder of each outstanding senior debt security affected thereby,

•	change the stated maturity of the principal of, or any installment of interest on, any senior debt security,

•	reduce the principal amount of, or premium, if any, or interest on any senior debt security,

•	change the coin or currency of payment of principal of, or premium, if any, or interest on, any senior debt security,

•	impair the right to institute suit for the enforcement of any payment on any senior debt security,

•	reduce the percentage of aggregate principal amount of outstanding senior debt securities of a series necessary to modify or amend the indenture,

•

reduce the percentage of aggregate principal amount of outstanding senior debt securities of a series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults or

•	modify, other than as permitted, any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants.

The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may waive our compliance as to the senior debt securities of that series with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may waive any past default under the indenture relating to that series, except a default in the payment of principal, premium, if any, or interest for that series or regarding a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding senior debt security affected thereby.

Defeasance

Unless otherwise provided in an applicable prospectus supplement, the senior debt securities of each series will be subject to legal defeasance and covenant defeasance as described in the indenture. If we deposit with the trustee funds or government obligations sufficient to make payments of the senior debt securities of a series on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•

we will be discharged from our obligations under the senior debt securities of that series except for certain obligations to register the transfer or exchange of the securities, replace stolen, lost or mutilated securities, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the series, including those described above under “—Certain Covenants” above.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of senior debt securities to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the senior debt securities of any series (except as to surviving rights of registration of transfer or exchange of the senior debt securities of that series, as expressly provided for in the indenture) when:

•

either (1) all the senior debt securities of that series previously authenticated and delivered (except lost, stolen or destroyed senior debt securities that have been replaced or paid and senior debt securities for whose payment we have deposited with the trustee funds or government obligations) have been delivered to the trustee for cancellation or (2) all senior debt securities of that series not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and satisfactory arrangements have been made to pay them,

•	we have paid all other sums payable under the indenture by us with respect to the senior debt securities of that series and

•

we have delivered to the trustee an officers’ certificate and an opinion of counsel satisfactory to the trustee, which, taken together, state that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture with respect to the senior debt securities of that series have been complied with.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement relating to a series of senior debt securities, payment of principal of and premium, if any, and interest on each series of senior debt securities will be made in United States dollars at the office of the paying agent or paying agents as we may designate from time to time. At our option, payment of any interest may instead be made by check mailed to the address of the registered holder appearing in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest will be made to the person who is the registered holder at the close of business on the applicable regular record date.

Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, in New York City will be designated as our paying agent for payments relating to senior debt securities. Any other paying agents in the United States initially designated by us for senior debt securities of a series will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each designated place of payment for each series of senior debt securities.

All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any senior debt security which remain unclaimed at the end of two years after becoming due and payable will, subject to applicable abandoned property laws, be repaid to us, and the holder of that senior debt security will look only to us for payment.

Form, Exchange, Registration and Transfer

Senior debt securities will be issuable in definitive, registered form. Unless otherwise provided in a prospectus supplement, they will be issued in the form of a permanent global security. See “—Book-Entry, Delivery and Form” below.

Senior debt securities of any series will be exchangeable for other senior debt securities of the same series and of the same aggregate principal amount in different authorized denominations.

Senior debt securities of any series may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer duly executed, at the office of the trustee, who is acting as the security registrar, or at the office of any other security registrar designated by us for a series of debt securities and referred to in an applicable prospectus supplement. The exchange or transfer will be made without service charge upon payment of any taxes and other governmental charges as described in the indenture, and upon the satisfaction of the security registrar with the documents of title and identity of the person making the request. We may at any time rescind the designation of any registrar or approve a change in the location through which any registrar acts.

We will not be required to register the transfer or exchange of the senior debt security of any series between the record date of any interest payment for that series and the following payment date. In the event of any partial redemption of any series of senior debt securities, we will not be required to:

•

issue, register the transfer of or exchange debt securities of the series during a period beginning at the opening of business 15 days prior to the mailing of a notice of the redemption and ending on the close of business on the day of mailing the notice; or

•	register the transfer of or exchange any senior debt security called for redemption, except the unredeemed portion of the security being redeemed in part.

Book-Entry, Delivery and Form

Unless otherwise provided in a prospectus supplement, we will issue senior debt securities of each series in the form of one or more fully registered global securities. The global securities will be deposited with the trustee under the indenture as custodian for the depositary, which will be The Depository Trust Company or another depositary identified in a prospectus supplement, and registered in the name of the depositary or its nominee. Unless and until it is exchanged in whole or in part for the individual senior debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

Investors may hold their beneficial interests in the global securities directly through the depositary if they have an account with the depositary or indirectly through organizations that have accounts with the depositary.

The Depository Trust Company has advised us as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. The Depository Trust Company was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance of settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Underwriters of an offering of our senior debt securities generally will be participants. Access to the book-entry system of The Depository Trust Company is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a participant, whether directly or indirectly.

Upon issuance of a global security representing offered senior debt securities, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual senior debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents selling the securities or by us if we sell them directly. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership by participants of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee. Ownership of beneficial interests by persons other than participants will be shown on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered, for all purposes under the indenture, the sole owner and holder of the related senior debt securities. Except as described below, owners of beneficial interests in a global security:

•	do not have the securities registered in their names;

•	do not receive physical delivery of any securities in definitive form; and

•	are not considered the owners or holders under the indenture relating to those securities.

We will make payments relating to senior debt securities represented by a global security to the depositary or its nominee as the registered owner of the global security representing those securities. We expect that the depositary or its nominee, upon receipt of any payments relating to a global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts in “street name,” and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security;

•	maintaining, supervising or reviewing any records relating to any beneficial ownership interests in a global security;

•	any other aspect of the relationship between the depositary and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

Any holder of a beneficial interest in a global security may exchange that interest for a certificated senior debt security of the corresponding series by having the depositary so instruct the trustee or other custodian of the global security. All securities of any series represented by a global security will be exchanged for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depository for the global security and we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities of that series represented by a global security and so notify the trustee; or

•	an event of default has occurred and is continuing for the senior debt securities of that series and the depositary requests that definitive securities be issued.

In the event of such an exchange, we will issue certificated senior debt securities in authorized denominations and registered in the names directed by the depositary.

Notices

Notices to holders of senior debt securities will be given by mail to the addresses appearing in the security register.

The Trustee

The applicable prospectus supplement will specify the trustee under the indenture. The indenture and the Trust Indenture Act of 1939 contain limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received by it on any of those claims, as security or otherwise. The trustee is permitted to engage in other transactions, except that if it acquires any conflicting interest and a Default occurs it must eliminate that conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

Governing Law

The indenture and the senior debt securities are governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

Certain Definitions

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis including options or warrants to purchase such equity, but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock” means with respect to any Person, any and all shares, units of beneficial interest (including of a royalty trust), interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into an equity interest in such Person.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities excluding:

(a) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

(b) current maturities of long-term debt; and

(2) the amount, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on our consolidated balance sheet for the most recently completed fiscal quarter, prepared in accordance with accounting principles generally accepted in the United States.

“Debt” means indebtedness for money borrowed.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time and any successor act thereto.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Indebtedness” means Debt and the deferred purchase price of property or assets purchased.

“Issue Date” means for each series of senior debt securities, the first day on which senior debt securities of that series are issued under the indenture.

“Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon any property of any kind. A Person shall be deemed to own subject to a Lien any Property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Make-Whole Amount” with respect to a senior debt security means an amount equal to the excess, if any, of (1) the present value of the remaining interest, premium and principal payments due on such senior debt security (excluding any portion of such payments of interest accrued as of the redemption date), computed using a discount rate equal to the Treasury Rate plus 15 basis points, over (2) the outstanding principal amount of such senior debt security. “Treasury Rate” is defined as the yield to maturity (calculated on semi-annual bond-equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of such senior debt security; provided that if the Make-Whole Average Life of such senior debt security is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such senior debt security is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Stated Maturity of such senior debt security.

“Make-Whole Price” means the sum of the outstanding principal amount of the senior debt securities to be redeemed plus the Make-Whole Amount of those senior debt securities.

“Non-Recourse Debt” means our Debt or that portion of our Debt or a Subsidiary’s Debt incurred in connection with the acquisition by us or a Subsidiary of any Property and as to which (1) the holders of that Debt agree that they will look solely to the Property securing the Debt for payment of that Debt and (2) no default with respect to the Debt would permit (after notice or passage of time or both), according to its terms, any holder of any of our Debt or a Subsidiary’s Debt to declare a default on the Debt or cause payment to be accelerated or payable prior to its stated maturity.

“Pari Passu Debt” means any of our Funded Debt, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the senior debt securities.

“Permitted Liens” means the following types of Liens:

(1) Liens existing on the Issue Date;

(2) Liens securing the senior debt securities;

(3) Liens in favor of us or a Subsidiary;

(4) Liens securing any renewal, extension, substitution, refinancing or replacement (each, a “refinancing”) of secured Debt so long as such Liens extend only to cover the Property currently securing the Debt being refinanced;

(5) Liens resulting from the deposit of funds or evidences of Debt in trust for the purpose of defeasing our Debt or any Subsidiary’s Debt;

(6) Liens securing Non-Recourse Debt, provided that the related Non-Recourse Debt shall not be secured by any of our Property or Property of any Subsidiary, other than the Property acquired with the proceeds of such Non-Recourse Debt;

(7) Liens upon (A) any Property of any Person existing at the time of such Person’s acquisition by us or a Subsidiary, (B) any Property of a Person existing at the time such Person is merged or consolidated with us or any Subsidiary or existing at the time of the sale or transfer of any such Property of such Person to us or any Subsidiary or (C) any Property of a Person existing at the time such Person becomes our Subsidiary; provided that in each case such Lien has not been created in contemplation of such sale, merger or consolidation, transfer or acquisition and that no such Lien shall extend to or cover any of our Property or Property of any Subsidiary, other than the Property being acquired and improvements thereon; and

(8) purchase money Liens granted or assumed in connection with the acquisition of Property in the ordinary course of business and consistent with past practices; provided that such Liens (A) attach only to the Property so acquired with the Purchase Money Debt secured and (B) secure only Debt that is not in excess of 100% of the purchase price of such Property.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any governmental agency or political subdivision.

“Principal Property” means, whether owned or leased on the Issue Date or thereafter acquired:

(1) any oil, natural gas or mineral producing property located in the United States (including its continental shelf) owned or leased by us or any Subsidiary; and

(2) any refining, processing or manufacturing plant or terminal located in the United States owned or leased by us or any Subsidiary; except, in either case above:

(a) any such property employed in transportation, distribution or marketing,

(b) any such property consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

(c) any such property which, in the good faith opinion of our board of directors, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in any other Person.

“Purchase Money Debt” means Debt incurred in connection with the purchase of Property in the ordinary course of business; provided that such Debt is incurred within 180 days of the purchase of such Property and the principal amount does not exceed 100% of the purchase price of the Property acquired.

“Restricted Subsidiary” means any of our Subsidiaries (excluding any oil and gas royalty trust Subsidiary) owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-leaseback Transaction” means the sale or transfer by us or any Subsidiary of any Principal Property to a Person (other than us or a Subsidiary) and the taking back by us or any Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by that Person, either alone or with one or more of its Subsidiaries or (2) a Person other than a corporation (including any joint venture or any oil and gas royalty trust) in which the owning Person, either alone or with one or more of its Subsidiaries, directly or indirectly, at the date of determination, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees of such Person (or other Persons performing similar functions).

“Voting Stock” of a Person means any class or classes of Capital Stock pursuant to which the holders have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the Person (irrespective of whether or not, at the time, stock of any other class or classes would have voting power by reason of the happening of any contingency).

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 1,000,000,000 shares of common stock, par value $.01 per share.

Our restated certificate of incorporation permits us to issue common stock divided into classes and series, and to designate for each class or series the rights, preferences and restrictions of that class or series, including voting rights and dividend and liquidation preferences. We do not intend to issue common stock in any class or series other than the currently issued common stock. This section summarizes the general terms of our currently issued common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

General

All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference of the preferred stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Voting rights for the election of directors are non-cumulative. Shares of common stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on the common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to any restrictions under agreements related to our indebtedness.

The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “XTO.” The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services LLC.

Preferred Share Purchase Rights

Each share of common stock will be issued with one preferred share purchase right until the earliest of the time the rights become exercisable, expire or are redeemed. In general, after the rights become exercisable, each right entitles the holder to purchase at a specified exercise price one one-thousandth of a share of Series A Junior Participating Preferred Stock. Initially the rights will not be exercisable and will trade with, and will not be separable from, the common stock. The rights will only become exercisable after the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or a later date as determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If XTO Energy were acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power were sold, proper provision would be made so that each right would entitle its holder to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the right. If any person or group were to acquire beneficial ownership of 15% or more of the outstanding common stock, each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock having a market value on the date of that 15% acquisition of twice the exercise price of the right.

Our board of directors may at its option, at any time after a 15% acquisition but prior to the acquisition of more than 50% of the outstanding common stock, exchange all or part of the then outstanding and exercisable rights, other than those held by the acquiring person whose rights would become void, for common stock or preferred stock. The exchange rate per right would be one share of common stock or an amount of preferred stock having a market value equal to one share of common stock. The board of directors may, at any time prior to a 15% acquisition, redeem all, but not part, of the rights at a redemption price of $.01 per right, effective at the time, on the basis and with whatever conditions the board of directors may establish.

Until the rights are no longer redeemable, we may amend the rights in any manner other than to change the redemption price. After the rights are no longer redeemable, we may amend the rights in any manner that does not adversely affect the holders of the rights. The rights will expire on August 25, 2008.

The foregoing summary of the rights is not complete and is subject to the more complete description in our Registration Statement on Form 8-A, filed (under our previous name, Cross Timbers Oil Company) with the Securities and Exchange Commission on September 8, 1998, and to the Rights Agreement, dated as of August 25, 1998, between us and ChaseMellon Shareholders Services, LLC, predecessor to Mellon Investor Services LLC, as rights agent.

Matters Which May Inhibit a Change of Control

Our bylaws provide for a classified board of directors divided into three classes with each director serving a three-year term. The classified board provision and the preferred share purchase rights described above may have the effect of discouraging take-over attempts and could delay or prevent a change of control of XTO Energy.

PLAN OF DISTRIBUTION

We may sell debt securities and common stock in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

A prospectus supplement will describe the terms of an offering of the securities, including:

•	the securities offered and, if senior debt securities, the terms of the securities not described in this prospectus;

•	the purchase price of the securities and the sales proceeds to us;

•	the name or names of any underwriters or agents;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If underwriters or dealers acting as principals are used in the sale of any securities, the underwriters or dealers will acquire the securities for their own account and may resell the securities from time to time in one or more transactions. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters or dealers to purchase the securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all securities if any are purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We will provide in the prospectus supplement the names of the underwriters or dealers and the principal terms of the agreement with the underwriters or dealers.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

The securities may be sold through agents designated by us from time to time. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. We will describe in the applicable prospectus supplement any commissions payable by us to the agents.

Shares of our common stock may also be sold from time to time by certain of our stockholders in accordance with any registration rights agreements between them and us. In the case of sales by selling stockholders, we will not receive any of the proceeds from the sale by them of their shares of common stock. Selling stockholders may sell their shares of common stock directly to purchasers or through underwriters, broker-dealers or agents. If the selling stockholders use underwriters in a firm commitment underwriting, the selling stockholders and we will execute an underwriting agreement with those underwriters relating to the shares being offered by the selling stockholders. Unless otherwise described in an applicable prospectus supplement, the description herein of sales by us regarding underwriters, dealers and agents will apply similarly to sales by selling stockholders through underwriters, dealers and agents. We will name the selling stockholders in an applicable prospectus supplement and the underwriters, dealers or agents acting for the selling stockholders and provide the principal terms of the agreement between the selling stockholders and the underwriters, dealers or agents.

Selling stockholders may accept and, together with their agents from time to time, reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. Selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of those shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be obligated to comply with the provisions of the Securities Exchange Act of 1934 and its rules relating to stock manipulation, particularly Regulation M.

Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us to indemnification and contribution by us for certain civil liabilities, including liabilities under the Securities Act.

Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

Except for our common stock, which is listed on the New York Stock Exchange, each offering of securities will be a new issue of securities and will have no established trading market. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF OFFERED SECURITIES

The validity of the offered securities will be passed upon for us by Kelly Hart & Hallman LLC, Fort Worth, Texas, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

The consolidated financial statements of XTO Energy Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report dated February 28, 2006, with respect to those consolidated financial statements included an explanation paragraph that described the Company’s change in method of accounting for asset retirement obligations effective January 1, 2003, in connection with its adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as discussed in Note 1 to the consolidated financial statements.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in their reports, to the extent the firm has consented to the use of their reports.

$2,250,000,000

$250,000,000

5.00% Senior Notes due 2010

$500,000,000

5.75% Senior Notes due 2013

$1,000,000,000

6.50% Senior Notes due 2018

$500,000,000

6.75% Senior Notes due 2037

PROSPECTUS SUPPLEMENT

August 4, 2008

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

JEFFERIES & COMPANY

WACHOVIA SECURITIES

BNP PARIBAS

SUNTRUST ROBINSON HUMPHREY

DEUTSCHE BANK SECURITIES

CREDIT SUISSE

RBS GREENWICH CAPITAL

BARCLAYS CAPITAL

MORGAN STANLEY

CITI

JPMORGAN

MERRILL LYNCH & CO.

UBS INVESTMENT BANK

BBVA SECURITIES

BMO CAPITAL MARKETS

BNY MELLON CAPITAL MARKETS, LLC

COMERICA SECURITIES

DNB NOR MARKETS

FORTIS SECURITIES LLC

LAZARD CAPITAL MARKETS

NATIXIS BLEICHROEDER INC.

PIPER JAFFRAY

TUDOR, PICKERING, HOLT & CO.

WELLS FARGO SECURITIES